


SEC **11021191** MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2080 RINGLING BLVD, THIRD FLOOR
(No. and Street)

SARASOTA   FL   34237
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL J. HUSHEK III   941-441-1902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN McCANN P.A.
(Name – if individual, state last, first, middle name)

13577 FEATHER SOUND DRIVE, SUITE 400, CLEARWATER, FL   33762
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, GEOFFREY A. FRAZIER , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF INVESTMENT SERVICES, LLC , as of DECEMBER, 31ST , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Michael D. Allen
Commission # DD997005
Expires: JUNE 01, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31ST, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66659   FINRA   DEC

G. F. INVESTMENT SERVICES, LLC

2080 RINGLING BOULEVARD

SARASOTA FL 34237

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARIA LI   212-485-5988

2. A. General Assessment (item 2e from page 2) $ 6,444

  B. Less payment made with SIPC-6 filed (exclude interest)   (2,286)

  7/30/2010
  Date Paid

  C. Less prior overpayment applied   ( )

  D. Assessment balance due or (overpayment)   4,158

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

  F. Total assessment balance and interest due (or overpayment carried forward) $ 4,158

  G. PAID WITH THIS FORM:
  Check enclosed, payable to SIPC
  Total (must be same as F above) $ 4,158

  H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G.F. INVESTMENT SERVICES, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _28_ day of _February_, 20 _11_.

CCO/CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked Received Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1 , 20 10
and ending DEC 31 , 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,577,731

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

     Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii)   _____

     Total deductions   0

2d. SIPC Net Operating Revenues $2,577,731

2e. General Assessment @ .0025 $6,444

(to page 1, line 2.A.)

2



GF INVESTMENT SERVICES, LLC

**Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

**December 31, 2010 and 2009
(With Report of Independent Registered Certified
Public Accountants Thereon)**





MHM Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

GF INVESTMENT SERVICES, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2010 and 2009
(With Report of Independent Registered Certified
Public Accountants Thereon)

GF INVESTMENT SERVICES, LLC

INDEX



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Certified Public Accountants

To the Members of
GF Investment Services, LLC:

We have audited the accompanying statement of financial condition of GF Investment Services, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of GF Investment Services, LLC as of and for the year ended December 31, 2009 were audited by other auditors, Kirkland, Russ, Murphy and Tapp, P.A., whose shareholders became shareholders of Mayer Hoffman McCann P.C. as of November 1, 2010, and whose report dated March 22, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

March 9, 2011
Clearwater, Florida

GF INVESTMENT SERVICES, LLC

Statements of Financial Condition

December 31, 2010 and 2009

Assets		2010	2009
Cash and cash equivalents	$	193,389	116,585
Deposits with clearing agency		57,359	55,177
Accounts receivable:			
Commissions		174,427	45,643
Registered representatives		27,328	13,454
Accrued interest receivable		45,833	32,083
Prepaid expenses		42,963	35,713
Equipment, net of accumulated depreciation of $1,201		4,121	-
Note receivable		250,000	250,000
	$	795,420	548,655

Liabilities and Members' Equity

Liabilities:			
Accounts payable	$	21,921	13,706
Accrued commissions		214,495	38,076
		236,416	51,782
Members' equity		559,004	496,873
	$	795,420	548,655

GF INVESTMENT SERVICES, LLC

Statements of Operations

For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 2,489,190	1,703,559
Registered representative fees	74,729	40,876
Interest income	13,812	13,851
	2,577,731	1,758,286
Expenses:		
Depreciation	1,201	-
Salaries, benefits and payroll taxes	387,317	414,450
Registered representative commissions	1,712,211	994,752
Advertising	3,068	63
Insurance	49,628	55,230
Office and other	56,093	51,436
Professional fees	120,293	87,214
Regulatory expenses	26,149	20,837
Rent	66,457	49,950
Telephone and utilities	14,821	8,749
Trading fees	-	21,799
Travel and entertainment	39,381	15,556
Web software access	38,981	38,012
	2,515,600	1,758,048
Net income	$ 62,131	238

GF INVESTMENT SERVICES, LLC

Statements of Changes in Members' Equity

For the Years Ended December 31, 2010 and 2009

		Contributed Capital	Accumulated Earnings	Total
Members' equity at December 31, 2008	$	160,000	336,635	496,635
Net income		-	238	238
Members' equity at December 31, 2009		160,000	336,873	496,873
Net income		-	62,131	62,131
Members' equity at December 31, 2010	$	160,000	399,004	559,004

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 62,131	238
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	1,201	-
(Increase) decrease in operating assets:		
Deposits with clearing agency	(2,182)	(218)
Commissions receivable	(128,784)	15,407
Registered representatives receivable	(13,874)	(6,021)
Accrued interest receivable	(13,750)	(13,750)
Prepaid expenses	(7,250)	-
Increase (decrease) in operating liabilities:		
Accounts payable	8,215	10,247
Accrued commissions	176,419	(22,367)
Net cash provided by (used in) operating activities	82,126	(16,464)
Cash flows from investing activities:		
Purchases of equipment, net	(5,322)	-
Net cash used in investing activities	(5,322)	-
Net increase (decrease) in cash	76,804	(16,464)
Cash and cash equivalents at beginning of year	116,585	133,049
Cash and cash equivalents at end of year	$ 193,389	116,585

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Notes to Financial Statements

December 31, 2010 and 2009

(1)   **Summary of Significant Accounting Policies**

    (a)   **Nature of Business**

        GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America and Singapore. The Company transacts business through corresponding brokers and does not handle any customer securities.

        The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 10% to 90%.

    (b)   **Revenue Recognition**

        The Company recognizes commission revenues in the period when the commissions are earned and services are rendered.

    (c)   **Cash and Cash Equivalents**

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

    (d)   **Commissions Receivable**

        Commissions receivable represents commissions earned which were not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful receivables was recorded at December 31, 2010 and 2009, as management believes all receivables to be fully collectible.

    (e)   **Equipment, Net**

        Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2010 was $1,201. There was no capitalized equipment or related depreciation expense as of and for the year ended December 31, 2009.

6

(1) **Summary of Significant Accounting Policies – Continued**

    (f) **Income Taxes**

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or changes in net assets as a result of adoption of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard, and none were recognized as there was no material impact of the overall adoption of this standard. The Company's tax returns generally are open for examination for the 2007 tax year ended December 31, 2007, and all subsequent years.

    (g) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) **Concentrations of Credit Risk and Major Customer Information**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits exceed federally insured limits.

During 2010, approximately 68% of total revenue was generated by four customers. Of those four customers, 29% of total revenue was attributable to a single customer. During 2009, approximately 71% of total revenue was generated by three customers. Of those customers, 28% of total revenue was attributable to a single customer.

(3) **Deposits with Clearing Agency**

As of December 31, 2010 and 2009, the Company had cash deposits of $57,359 and $55,177, respectively, in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) **Note Receivable**

In September 2007, the Company loaned $250,000 to an affiliate, Global Financial Advisory, Inc., a related party through common ownership. The promissory note bears interest at 5.5%, which was payable annually beginning in September 2008. The Company has subsequently deferred the payment of interest until maturity. The principal balance is payable at maturity in September 2012. As of December 31, 2010 and 2009, accrued interest receivable totaled $45,833 and $32,083, respectively.

(5) **Related Party Operating Lease**

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related through common ownership. This lease expired on December 31, 2010, and has been extended through December 31, 2015 at which time, the Company may, at its option, renew the lease for an additional term of five years under the same terms as the current lease. The lease requires monthly base payments of $3,333, with no escalations in payments for the term of the lease.

Approximate future minimum lease payments under this lease are as follows:

Year	Amount
2011	$ 40,000
2012	40,000
2013	40,000
2014	40,000
2015	40,000

Related party rent expense under to this lease for both years ended December 31, 2010 and 2009 was approximately $40,000.

(6) **Other Related Party Transactions**

The Company has an expense sharing agreement with Global Financial Advisory, Inc., an entity with common ownership, under which certain general and administrative costs for the Company and other related entities will be paid by Global Financial Advisory, Inc. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Other fees directly related to the Company paid by Global Financial Advisory, Inc. are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from Global Financial Advisory, Inc. for the years ended December 31, 2010 and 2009, was $30,817 and $36,655, respectively. At December 31, 2010 and 2009, respectively, $11,282 and $2,180 of shared expense due to Global Financial Advisory, Inc. was included in accounts payable on the accompanying statements of financial condition.

(7) Retirement Plan

On January 1, 2006, the Company adopted a SIMPLE-IRA plan covering all employees. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis not to exceed 3% of the employee's compensation. Plan expense was $5,790 and $6,195 for the years ended December 31, 2010 and 2009, respectively.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a detrimental impact on the Company's financial position or results of operations.

(10) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 or 6.67% of aggregate indebtedness, plus 1% of the remaining commissions payable after related receivable offset, terms as defined by the rule. At December 31, 2010, the Company had net capital of $144,299 which exceeded the capital requirement by $92,599. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1 at December 31, 2010.

(11) Liabilities Subordinated to Claims of General Creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission is not presented since no such liabilities existed at December 31, 2010 and 2009, nor at any time during the years then ended.

(12) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

(13) Subsequent Events

The Company has evaluated events and transactions through March 9, 2011, the date which financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

GF INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

Net Capital

Members' equity	$	559,004
Deductions for non-allowable assets:		
Commissions receivable		(44,460)
Registered representative receivable		(27,328)
Accrued interest receivable		(45,833)
Prepaid expenses		(42,963)
Equipment, net		(4,121)
Note receivable		(250,000)
Net capital	$	144,299

Aggregate Indebtedness

Items included in balance sheet:		
Accounts payable	$	21,921
Accrued commissions payable		214,495
Total aggregated indebtedness	$	236,416
Ratio: Aggregate indebtedness to net capital		1.64 to 1
Minimum net capital requirement calculation:		
Required net capital	$	50,000
1% remaining commissions payable after offset		1,700
Minimum net capital requirement	$	51,700

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010, as amended March 1, 2011) is not presented as there are no material differences.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Certified Public Accountants
On Internal Control Required By SEC Rule 17a-5

To the Members of
GF Investment Services, LLC:

In planning and performing our audit of the financial statements of GF Investment Services, LLC, (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management of GF Investment Services, LLC, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

March 9, 2011
Clearwater, Florida



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

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Report of Independent Registered Certified Public Accountants on Applying Agreed–Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of GF Investment Services, LLC
2080 Ringling Boulevard, Third Floor
Sarasota, Florida 34237

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GF Investment Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the GF Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting that Form X-17A-5 only includes total revenues for the period from October 1, 2010 through December 31, 2010, while Form SIPC-7 includes amounts for the year ended December 31, 2010 consistent with amounts reported in the accompanying audited financial statements;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

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This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

March 9, 2011
Clearwater, Florida



Mayer
Hoffman
McCann P.C.
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